Exhibit 99.1

ProQR Announces Year End 2024 Operating and Financial Results

•	Axiomer™ ADAR-mediated RNA editing pipeline advancing across liver and CNS programs, with CTA filing on track for Q2 2025 for lead program AX-0810 targeting NTCP for Cholestatic diseases
•	Company expects up to four clinical data readouts in 2025 and 2026 across multiple programs, highlighted by first clinical data for AX-0810 anticipated in Q4 2025
•	€ 149.4 million cash and cash equivalents as of end of 2024, providing runway into mid-2027, plus additional potential milestones from Lilly partnership

LEIDEN, Netherlands & CAMBRIDGE, Mass., March 13, 2025 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer RNA editing technology platform, today reported its financial and operating results for the year ended December 31, 2024, and provided a business update.

“As we continue to advance our Axiomer ADAR-mediated RNA editing platform and pipeline, ProQR is entering a pivotal phase of growth and innovation,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “With up to four clinical trial data readouts anticipated in 2025 and 2026, including topline data for our NTCP program later this year, we believe we are poised to demonstrate the broad therapeutic potential of RNA editing. Our growing discovery pipeline, now including CNS applications, leading intellectual property portfolio, and strategic partnerships – such as our $3.9 billion collaboration with Eli Lilly and partnership with the Rett Syndrome Research Trust – reinforce our leadership in the field.”

De Boer continued, “Our successful financing in October 2024 further strengthens our financial foundation, providing cash runway into mid-2027. With this strong position, we believe we are well equipped to advance key upcoming milestones, including submission of the CTA for our first RNA editing pipeline program, AX-0810, on track for Q2 2025 and there following our first clinical data readout in Q4 of this year, as well as continued progress across our pipeline and partnered programs. We remain committed to driving forward the next era of transformative RNA editing therapeutics for patients in need.”

Recent Progress

•	In December 2024, the Company hosted a comprehensive virtual Analyst and Investor event to highlight pipeline programs and progress with its proprietary Axiomer RNA editing technology platform.

•	In December 2024, ProQR expanded its collaboration with the Rett Syndrome Research Trust, securing additional funding for a total of up to $9.2 million to support the advancement of AX-2402, an RNA editing therapy targeting the R270X mutation in the MECP2 gene associated with Rett Syndrome, into clinical trials.
•	In December 2024, ProQR appointed Dr. Peter A. Beal, as Chief ADAR Scientist. Dr. Beal is a leading expert in ADAR and RNA biology from the University of California, Davis, and member of ProQR’s Scientific Advisory Board. As Chief ADAR Scientist, he drives the development and optimization of the Company’s Axiomer ADAR-mediated RNA editing platform.
•	In October 2024, ProQR closed an underwritten public offering of 18,000,000 ordinary shares and a concurrent private placement of 3,523,538 ordinary shares with Eli Lilly and Company (Lilly), as well as exercise of the underwriters’ option for 1,940,072 additional shares for gross proceeds totaling approximately $82.1 million.

Anticipated Upcoming Events

•	AX-0810 targeting NTCP for Cholestatic diseases

•	Q2 2025 Clinical Trial Application (CTA) submission
•	Q4 2025 first clinical target engagement and biomarker data in healthy volunteers

•	AX-2402 targeting MECP2 (R270X) for Rett Syndrome

•	2025 clinical candidate selection
•	2026 clinical trial initiation and topline data readout

•	AX-2911 targeting PNPLA3 for MASH

•	2025 clinical candidate selection
•	2026 clinical trial initiation and topline data readout

•	AX-1412 targeting B4GALT1 for Cardiovascular diseases

•	mid-2025 update on optimization for GalNAc delivery

•	Continue to execute on partnership with Lilly, with potential data updates, milestone income from the existing partnership, and an option to exercise for an additional five targets for expansion to a total of 15 targets, which would result in a $50 million opt-in payment to ProQR.
•	ProQR may selectively form new partnerships, which could include multi-target discovery alliances, or product alliances on specific programs.

Year End 2024 Financial Highlights

At December 31, 2024, ProQR held cash and cash equivalents of € 149.4 million, compared to € 118.9 million at December 31, 2023. Net cash used in operating activities during the full year ended December 31, 2024 was € 36.4 million, compared to € 21.5 million net cash generated by operating activities for the same period in 2023. The Company experienced a net positive cash flow from operating activities in 2023 primarily due to the receipt of the Lilly up-front payment of $60 million in February 2023.

Research and development costs for the year ended December 31, 2024 were € 36.4 million, compared to € 25.1 million for the same period in 2023. The increase in research and development costs for the year ended December 31, 2024 compared to 2023 was due primarily to increased investments in the platform and advancing pipeline programs.

General and administrative costs for the year ended December 31, 2024 were € 13.7 million, compared to € 16.2 million for the same period in 2023.

Net loss for the year ended December 31, 2024 was € 27.8 million or € 0.32 per diluted share, compared to € 27.7 million, or € 0.35 per diluted share for the year ended December 31, 2023.

For further financial information for the period ended December 31, 2024, please refer to our 2024 Annual Report on Form 20-F and our Statutory Annual Report, which will be available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials, the anticipated timing of initial clinical data readouts across multiple programs in 2025 and 2026, and the filing of a CTA application for our lead program, AX-0810, in Q2 2025, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, including potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com